EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	2017	2016	2015	2014	2013
Earnings before income taxes and equity earnings	$821.9	$801.4	$710.5	$630.9	$526.2

Fixed charges:
Interest on debt	$51.8	$51.5	$51.0	$51.8	$55.3
Interest element of rentals	2.7	2.6	2.7	2.9	2.7

Total fixed charges	$54.5	$54.1	$53.7	$54.7	$58.0

Total adjusted earnings available for payment of fixed charges	$876.4	$855.5	$764.2	$685.6	$584.2

Ratio of earnings to fixed charges	16.1	15.8	14.2	12.5	10.1

120	SNAP-ON INCORPORATED